Exhibit 99.1

Bright Scholar Regains Compliance with NYSE Minimum Price Requirement

FOSHAN, China, September 2, 2022 /PRNewswire/ — Bright Scholar Education Holdings Limited (“Bright Scholar” or the “Company”) (NYSE: BEDU), a global premier education service company, today announced that based upon a notice the Company received on September 1, 2022 from the New York Stock Exchange (the “NYSE”), the Company has regained compliance with the NYSE’s continued listing standard for share prices.

On March 25, 2022, the NYSE notified the Company of its non-compliance with the NYSE’s price criteria for continued listing standard because, as of March 24, 2022, the average closing price of the Company’s American Depositary Shares (the “ADSs”) was less than US$1.00 per ADS over a consecutive 30 trading-day period. In order to regain compliance with the minimum share price requirement, the Company changed the ratio of its ADSs to its Class A ordinary shares (the “ADS Ratio”), par value US$0.00001 per share, from the previous ADS Ratio of one (1) ADS to one (1) Class A ordinary share to the current ADS Ratio of one (1) ADS to four (4) Class A ordinary shares, effective August 19, 2022.

On September 1, 2022, the Company received a confirmation from the NYSE that a calculation of the Company’s average ADS price for the 30-trading days ended August 31, 2022, indicated that the Company’s ADS price was above the NYSE’s minimum requirement of US$1.00 based on a 30-trading day average. Accordingly, the Company is no longer considered below the US$1.00 continued listing criterion. As a result, the Company has regained compliance within the prescribed time, and the ADSs will continue to be traded on the NYSE, subject to the Company’s continued compliance with all applicable continued listing criteria.

About Bright Scholar Education Holdings Limited

Bright Scholar is a global premier education service company, which primarily provides quality international education to global students and equip them with the critical academic foundation and skillsets necessary to succeed in the pursuit of higher education. Bright Scholar also complements its international offerings with Chinese government-mandated curriculum for students who wish to maintain the option of pursuing higher education in China.

Safe Harbor Statement

This announcement contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements include, without limitation, the Company’s business plans and development, which can be identified by terminology such as “may,” “will,” “expect,” “anticipate,” “aim,” “estimate,” “intend,” “plan,” “believe,” “potential,” “continue,” “is/are likely to” or other similar expressions. Such statements are based upon management’s current expectations and current market and operating conditions and relate to events that involve known or unknown risks, uncertainties and other factors, all of which are difficult to predict and many of which are beyond the Company’s control, which may cause the Company’s actual results, performance or achievements to differ materially from those in the forward-looking statements. Further information regarding these and other risks, uncertainties or factors is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company does not undertake any obligation to update any forward-looking statement as a result of new information, future events or otherwise, except as required under law.

IR Contact:

GCM Strategic Communications

Email: BEDU.IR@gcm.international

Media Contact:

Email: media@brightscholar.com

Phone: +86-757-6683-2507